UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

TOTAL LUXURY GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

891926206
(CUSIP Number)

Susan W. Wiles, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive
Suite 2800
Chicago, Illinois 60601
(312) 527-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP NO 891926206

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS George Edward Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 163,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 163,000 10. SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,000

CUSIP NO 891926206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.14%*
14.	TYPE OF REPORTING PERSON IN

 CUSIP NO 891926206

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gertrude Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 10,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER= 10,000 10. SHARED DISPOSITIVE POWER -0-

CUSIP NO 891926206

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14.	TYPE OF REPORTING PERSON IN

CUSIP NO 891926206

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Walter Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 15,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 15,000 10. SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000

CUSIP NO 891926206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14.	TYPE OF REPORTING PERSON IN

CUSIP NO 891926206

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Nancy Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 158,500 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 158,500 10. SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,500

CUSIP NO 891926206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14.	TYPE OF REPORTING PERSON IN

CUSIP NO 891926206

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gertrude Johnson, Walter Johnson and Nancy Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 8. SHARED VOTING POWER 509,500 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 509,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,500

CUSIP NO 891926206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14.	TYPE OF REPORTING PERSON IN

CUSIP NO 891926206

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kerri E. Johnson Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 283,174 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 283,174 10. SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,174

CUSIP NO 891926206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%*
14.	TYPE OF REPORTING PERSON IN

CUSIP NO 891926206

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kerri E. Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 268,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 268,000 10. SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,000

CUSIP NO 891926206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14.	TYPE OF REPORTING PERSON IN

*This figure is based on there being approximately 7,603,826 shares of Common Stock outstanding as of December 31, 2004.

CUSIP NO 891926206

Item 1.	Security and Issuer. Common Stock, $0.001 par value per share (“Common Stock”) TOTAL LUXURY GROUP, INC. 501 Fifth Ave., Suite 2001 New York, New York 10017

Item 2.	Identity and Background.
(a)-(c)
George Edward Johnson (“GEJ”) is a Senior Vice President, Investments at Capital Financial Advisors, LLC, having its principal place of business at 200 South Wacker Drive, 31st Floor, Chicago, Illinois 60606.

GEJ’s grandmother, Gertrude Johnson (“Gertrude”) (retired), resides at 13109 South Muskegon, Chicago, Illinois 60633.
GEJ’s father, Walter Johnson (“Walter”) (retired), resides at 92301 Whitehall Lane, Orland Park, Illinois 60462.
GEJ’s mother, Nancy Johnson (“Nancy”) (secretary), resides at 10824 South Fairfield, Chicago, Illinois 60655.

GEJ’s spouse, Kerri E. Johnson (“Kerri”) (unemployed), resides at 195 North Harbor Drive, Unit 4403, Chicago, Illinois 60601.

The Kerri E. Johnson Living Trust (“Trust”) has its address at 195 North Harbor Drive, Unit 4403, Chicago, Illinois 60601. Kerri E. Johnson serves as the trustee. Kerri E. Johnson is the beneficiary.

(d)-(e)
During the past five years, none of GEJ, Gertrude, Walter, Nancy, Kerri or the Trust has (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	GEJ, Gertrude, Walter, Nancy and Kerri are citizens of the United States of America. The Trust was formed in the United States.
Item 3.	Source and Amount of Funds or Other Consideration.

See response to Item 5.

Item 4.	Purpose of Transaction.

CUSIP NO 891926206

The joint filers acquired 1,407,714 shares (approximately 18.5%) of the Issuer’s $0.001 par value Common Stock through a series of acquisitions on the market commencing on May 31, 2005 and ending on January 25, 2006. The price per share ranged from $0.13 to $0.51. See the response to Item 5(c). Each of the joint filers used his/her/its personal funds.

Although each of the joint filers may purchase or sell shares of Issuer’s Common Stock in the ordinary course of business, none of them has plans or proposals with regard to any of the events identified in (a) through (j) of this Item 4. None of the joint filers has plans or proposals to acquire control, liquidate, sell the assets of, merge or make any other major change in Issuer’s business or corporate structure.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
George beneficially owns 163,000 shares of common stock of Issuer, which represents approximately 2.14% of the Issuer’s outstanding shares of common stock (based on there being approximately 7,603,826 shares of common stock outstanding as of December 31, 2004). He has sole dispositive and voting powers.

Gertrude beneficially owns 10,000 shares of common stock of Issuer, which represents approximately 0.1% of the Issuer’s outstanding shares of common stock (based on there being approximately 7,603,826 shares of common stock outstanding as of December 31, 2004). She has sole dispositive and voting powers.

Walter beneficially owns 15,000 shares of common stock of Issuer, which represents approximately 0.2% of the Issuer’s outstanding shares of common stock (based on there being approximately 7,603,826 shares of common stock outstanding as of December 31, 2004). He has sole dispositive and voting powers.

Nancy beneficially owns 158,500 shares of common stock of Issuer, which represents approximately 2.1% of the Issuer’s outstanding shares of common stock (based on there being approximately 7,603,826 shares of common stock outstanding as of December 31, 2004). She has sole dispositive and voting powers.

Gertrude, Walter and Nancy beneficially own 509,500 shares of common stock of Issuer, which represents approximately 6.7% of the Issuer’s outstanding shares of common stock (based on there being approximately 7,603,826 shares of common stock outstanding as of December 31, 2004). They share dispositive and voting powers.

CUSIP NO 891926206

Kerri beneficially owns 268,000 shares of common stock of Issuer, which represents approximately 3.5% of the Issuer’s outstanding shares of common stock (based on there being approximately 7,603,826 shares of common stock outstanding as of December 31, 2004). She has sole dispositive and voting powers.

The Kerri E. Johnson Living Trust beneficially owns 283,714 shares of common stock of Issuer, which represents approximately 3.7% of the Issuer’s outstanding shares of common stock (based on there being approximately 7,603,826 shares of common stock outstanding as of December 31, 2004). The Trust possesses sole dispositive and voting powers.

(c)	During the past eight months, each of the joint filers acquired the following shares of common stock:

Date	Filer Making the Acquisition	Amount of Shares	Price Per Share	How Acquired

05/31/05	Kerri	5,000	$0.19	OTCBB
06/22/05	Gertrude, Walter, Nancy	50,000	$0.30	OTCBB
06/22/05	Gertrude, Walter, Nancy	50,000	$0.31	OTCBB
06/22/05	Gertrude, Walter, Nancy	7,500	$0.31	OTCBB
06/23/05	Trust	5,000	$0.34	OTCBB
06/23/05	Trust	500	$0.38	OTCBB
06/23/05	Gertrude, Walter, Nancy	45,000	$0.32	OTCBB
06/23/05	Gertrude, Walter, Nancy	45,000	$0.33	OTCBB
06/23/05	Gertrude, Walter, Nancy	30,000	$0.35	OTCBB
06/23/05	Walter	15,000	$0.35	OTCBB
06/24/05	Gertrude, Walter, Nancy	28,500	$0.35	OTCBB
07/05/05	Kerri	25,000	$0.35	OTCBB
07/06/05	Gertrude, Walter, Nancy	25,000	$0.34	OTCBB
07/06/05	Gertrude, Walter, Nancy	5,000	$0.31	OTCBB
07/07/05	Kerri	31,000	$0.30	OTCBB

CUSIP NO 891926206

07/15/05	Kerri	23,000	$0.31	OTCBB
07/15/05	Kerri	22,000	$0.32	OTCBB
07/15/05	Kerri	20,000	$0.28	OTCBB
07/18/05	Kerri	20,000	$0.33	OTCBB
07/21/05	George	5,000	$0.34	OTCBB
07/21/05	George	35,000	$0.328	OTCBB
07/22/05	Kerri	22,000	$0.30	OTCBB
07/25/05	George	32,000	$0.31	OTCBB
07/27/05	Gertrude, Walter, Nancy	23,000	$0.31	OTCBB
07/28/05	Gertrude, Walter, Nancy	45,000	$0.295	OTCBB
08/03/05	Gertrude, Walter, Nancy	14,000	$0.30	OTCBB
08/05/05	George	4,000	$0.31	OTCBB
08/09/05	Gertrude, Walter, Nancy	13,000	$0.30	OTCBB
09/22/05	Trust	15,000	$0.24	OTCBB
09/26/05	Trust	10,000	$0.23	OTCBB
10/13/05	Gertrude	10,000	$0.13	OTCBB
12/15/05	George	8,000	$0.45	OTCBB
12/28/05	Gertrude, Walter, Nancy	5,000	$0.45	OTCBB
12/28/05	Gertrude, Walter, Nancy	29,000	$0.46	OTCBB
12/29/05	Gertrude, Walter, Nancy	7,500	$0.50	OTCBB
12/30/05	Gertrude, Walter, Nancy	25,000	$0.50	OTCBB
12/30/05	Gertrude, Walter, Nancy	25,000	$0.51	OTCBB
12/28/05	Nancy	37,000	$0.49	OTCBB
12/19/05	Trust	13,000	$0.40	OTCBB
12/20/05	Trust	20,000	$0.44	OTCBB
01/24/06	George	27,000	$0.42	OTCBB
01/23/06	George	20,000	$0.375	OTCBB
01/23/06	George	12,000	$0.37	OTCBB
01/24/06	George	20,000	$0.40	OTCBB
01/04/06	Gertrude, Walter, Nancy	10,000	$0.46	OTCBB
01/05/06	Gertrude, Walter, Nancy	27,000	$0.47	OTCBB

CUSIP NO 891926206

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no written contracts or agreements with respect to the securities of the Issuers among the reporting people. George is the son to Walter and Nancy. George is the paternal grandson of Gertrude. George is the husband of Kerri.

Item7.	Material to be filed as Exhibits.

(a) Joint Filing Agreement

CUSIP NO 891926206

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February ____, 2006

/s/ George Edward Johnson
George Edward Johnson

/s/ Gertrude Johnson
Gertrude Johnson

/s/ Walter Johnson
Walter Johnson

/s/ Nancy Johnson
Nancy Johnson

/s/ Kerri E. Johnson
Kerri E. Johnson

Kerri E. Johnson Living Trust
By:	/s/ Kerri E. Johnson
Kerri E. Johnson, Its Trustee

CUSIP NO 891926206

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February ____, 2006

/s/
George Edward Johnson

/s/
Gertrude Johnson

/s/
Walter Johnson

/s/
Nancy Johnson

/s/
Kerri E. Johnson

Kerri E. Johnson Living Trust
By:	/s/
Kerri E. Johnson, Its Trustee

CUSIP NO 891926206

EXHIBIT 7(a)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(K)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

February ____, 2006

/s/ George Edward Johnson
George Edward Johnson

/s/ Gertrude Johnson
Gertrude Johnson

/s/ Walter Johnson
Walter Johnson

/s/ Nancy Johnson
Nancy Johnson

/s/ Kerri E. Johnson
Kerri E. Johnson

Kerri E. Johnson Living Trust
By:	/s/ Kerri E. Johnson
Kerri E. Johnson, Its Trustee

CUSIP NO 891926206

EXHIBIT 7(a)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(K)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

February ____, 2006

/s/
George Edward Johnson

/s/
Gertrude Johnson

/s/
Walter Johnson

/s/
Nancy Johnson

/s/
Kerri E. Johnson

Kerri E. Johnson Living Trust
By:	/s/
Kerri E. Johnson, Its Trustee